FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2007
                                   3 May 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing Second Supplemental Indentures



      British Sky Broadcasting Group plc - Second Supplemental Indentures

Effective May 3, 2007, BSkyB Publications Limited, a wholly owned subsidiary of British Sky Broadcasting Group plc ("BSkyB") became a guarantor under the following indentures of BSkyB and certain of its subsidiaries:

1     Indenture dated as of September 15, 1996, by and among British Sky
Broadcasting Group plc, the Guarantors named therein, and The Bank of New York, as trustee, with respect to guaranteed debt securities (the "1996 Indenture");

2. Indenture dated as of July 2, 1999 by and among British Sky Broadcasting Group plc, the Guarantors named therein, and The Bank of New York, as trustee, with respect to GBP100,000,000 7.75% Notes due 2009 and $650,000.000 8.20% Notes
due 2009 (the "1999 Indenture"); and

3. Indenture dated as of October 20, 2005, by and among BSkyB Finance UK plc, the Guarantors named therein, and The Bank of New York, as trustee, with respect to $750,000,000 5.625% Senior Unsecured Notes due 2015; $350,000,000
6.500% Senior Unsecured Notes due 2035; and GBP400,000,000 5.750% Senior Unsecured Notes due 2017.

In addition, also effective May 3, 2007, BSkyB Finance UK plc, a wholly owned subsidiary of BSkyB, became a guarantor under the 1996 Indenture and the 1999 Indenture.

The addition of BSkyB Publications Limited and BSkyB Finance UK plc as guarantors was effected by means of a Second Supplemental Indenture of each of the above indentures.

Enquiries:

Dave Gormley
Company Secretary
Tel: +44 (0) 870 240 3000

3 May 2007



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 May 2007                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary